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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2015

BALL CORPORATION
(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation)	001-07349 (Commission File Number)	35-0160610 (IRS Employer Identification No.)

10 Longs Peak Drive, P.O. Box 5000 Broomfield, Colorado (Address of principal executive offices)	80021-2510 (Zip Code)

Registrant's telephone number, including area code: (303) 469-3131

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

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Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

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Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 SECTION 8—OTHER EVENTS

Item 8.01.    Other Events.

        As previously announced, on February 19, 2015, Ball Corporation, an Indiana corporation ("Ball"), issued an announcement pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers disclosing the terms of a recommended offer (the "Offer") by Ball to acquire all of the outstanding shares of Rexam PLC, a public limited company registered in England and Wales ("Rexam"), in a cash and stock transaction on the terms and subject to the conditions set forth in the Offer (the "Acquisition"), as described in Ball's Current Report on Form 8-K/A filed with the SEC on February 19, 2015, as amended and restated by Amendment No. 2 on Form 8-K/A filed on June 12, 2015.

        The audited consolidated financial statements and related notes of Rexam and its subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 are attached hereto as Exhibit 99.1 and incorporated by reference herein. The unaudited pro forma condensed combined financial statements and related notes of Ball for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 are attached hereto as Exhibit 99.2 and incorporated by reference herein.

SECTION 9—FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01.    Financial Statements and Exhibits.

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants of Rexam
99.1	Audited Consolidated Financial Statements and Related Notes of Rexam and its Subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
99.2	Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes of Ball for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015

Additional Information and Where to Find It

        This communication may be deemed to be solicitation material in respect of the proposed acquisition of Rexam by Ball, including the issuance of shares of Ball common stock in respect of the proposed acquisition. On June 11, 2015, in connection with the foregoing proposed issuance of Ball common stock, Ball filed its preliminary proxy statement with the Securities and Exchange Commission (the "SEC") and will file its definitive proxy statement with the SEC at a later date. Following the filing of the definitive proxy statement with the SEC, Ball will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed acquisition. To the extent Ball effects the acquisition of Rexam as a Scheme under English law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the "Act"), pursuant to an exemption provided by Section 3(a)(10) under the Act. In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL WILL FILE WITH THE SEC WHEN

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THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The preliminary proxy statement, the definitive proxy statement, the registration statement/prospectus, in each case as applicable, and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball's website, www.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021.

        Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball's shareholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball's directors and executive officers and their ownership of Ball's common stock is set forth in Ball's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 20, 2015 and Ball's proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2015. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the definitive proxy statement and/or prospectus and other materials to be filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.

Forward-Looking Information

        This Current Report on Form 8-K, and the documents incorporated by reference into this Current Report, contains "forward-looking" statements concerning future events and financial performance. Words such as "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied. Ball undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key risks and uncertainties are summarized in filings with the Securities and Exchange Commission, including Exhibit 99 in our Form 10-K, which are available on our website and at www.sec.gov. Factors that might affect: a) our packaging segments include product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; b) our aerospace segment include funding, authorization, availability and returns of government and commercial contracts; and delays, extensions and technical uncertainties affecting segment contracts; c) Ball as a whole include those listed plus: changes in senior management; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in our containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of Ball's defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives; interest rates affecting our debt; and successful or unsuccessful acquisitions and divestitures, including, with respect to the proposed Rexam acquisition, the effect of the announcement of the acquisition on our business relationships, operating results and business generally; the occurrence of any event or other circumstances that could give rise to the termination of our definitive agreement with Rexam in respect of the acquisition; the outcome of any legal proceedings that may be instituted against us related to the definitive agreement with Rexam; and

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the failure to satisfy conditions to completion of the acquisition of Rexam, including the receipt of all required regulatory approvals.

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 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BALL CORPORATION
Date: June 15, 2015	By:	/s/ Charles E. Baker Charles E. Baker Vice President, General Counsel and Corporate Secretary

 EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants of Rexam
99.1	Audited Consolidated Financial Statements and Related Notes of Rexam and its Subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
99.2	Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes of Ball for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015

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SECTION 8—OTHER EVENTS
  Item 8.01. Other Events.
SECTION 9—FINANCIAL STATEMENTS AND EXHIBITS
  Item 9.01. Financial Statements and Exhibits.
SIGNATURE
EXHIBIT INDEX